Exhibit 99.1

KANZHUN LIMITED Announces Board Changes

BEIJING, October 18, 2023 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that Mr. Charles Zhaoxuan Yang and Mr. Yusheng Wang have resigned as independent non-executive directors of the Company for personal reasons, effective on October 18, 2023.

In addition, with effect from October 18, 2023, Ms. Shangyu Gao has been appointed as an independent non-executive director of the Company, the chairman of the audit committee, a member of the compensation committee and a member of the corporate governance committee and Mr. Yan Li has been appointed as an independent non-executive director of the Company and the chairman of the nomination committee, the chairman of the corporate governance committee and a member of the audit committee.

Ms. Shangyu Gao is the founder and currently the general manager of Hainan Gaoshang Investment Group Co., Ltd., an investment management company. Prior to that, Ms. Gao held various positions at the investment and acquisition department at a group company of Tencent Holdings Limited from August 2015 to August 2023, with her last position being an investment director which she was responsible for business, financial and legal assessment, post-investment services and capital operation of investment projects in primary and secondary markets. Ms. Gao received her bachelor’s degree in economics from Tsinghua University in July 2013 and her master’s degrees in management from HEC Paris in October 2015 and from Tsinghua University in January 2016.

Mr. Yan Li is a seasoned strategic expert with over 20 years of experience in management services, which span across various business sectors, including intellectual property rights (“IPR”) protection and technology development. Mr. Li is currently serving as the general manager of Metis IP, a company which provides IPR related services. He was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center (CIECC), a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

The Company would like to express its gratitude to Mr. Charles Zhaoxuan Yang and Mr. Yusheng Wang for their contributions to the Company and their service on the Board during their tenures. At the same time, the Company would like to welcome Ms. Shangyu Gao and Mr. Yan Li to the Board. The Company believes that their expertise and experience will be a valuable asset to its development.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

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